Filed by CSLM Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CSLM Acquisition Corp.

On August 15, 2025, Charles Cassel from CSLM Acquisition Corp. posted the following on LinkedIn:

I’m pleased to share that our first SPAC, CSLM Acquisition Corp., is close to completing its merger with Fusemachines, a New York-based B2B AI company with Nepalese roots. The final step is Nasdaq’s approval to move the merged company from OTC. On 8/14/2025, Sameer Maskey and I discussed the deal with Ben at StoryTrading, covering the de-SPAC process, Fusemachines’ capital efficiency, and growth prospects in the AI sector. Watch our conversation below:

https://www.youtube.com/watch?v=eNkOdv0vLFo

YouTube generated transcript:

0:00	Good morning guys. Uh we got Charlie Cassel and Sameer Maskey here. We’re interviewing about the CSLM Acquisition
0:08	Corp. Uh Charlie Cassel there is from CSLM and then
0:15	Fuse Machines. Sameer, founder and CEO of Fuse Machines. Good morning guys. How you doing?
0:20	Good morning. Uh Sameer, you’re on mute actually. Let’s get that taken care of.
0:26	Perfect. All right. Awesome. Happy you guys are here. So, uh, looks like there could be an interesting situation here.
0:32	We’ll see. I’m going to start mostly with questions for Charlie just to understand the structure and the timing
0:38	and everything of the SPAC. Uh, the first thing I I notice is you got well, you
0:43	got like three ticker symbols. Uh, CSLMF, which see appear to be the common shares, CSLRF, which is the rights,
0:52	and CSLWF, which are the warrants. And my first question, I don’t know if you can answer
0:57	me off the right off the bat, is usually uh in these SPAC deals prior to the deal closing, you’re like sitting there
1:03	at like near the redemption price of I don’t know what it is in your case, like $10, $10.50, whatever it is. And and here
1:09	it’s like $2.60. It’s gone down like $7 on a thousand
1:15	shares of volume in four days or something, right? What’s going on there? Can you explain this to us? Yeah, so the deal’s already been
1:20	approved to EGM. The redemptions have passed. They’ve already been processed.
1:26	So that happened like three days ago. I guess that happened on the 28th of July. Okay. I see. So you you’ve had the rights
1:35	which have been trading like not very well. Um that have been stuck around 25
1:41	cents or so and I think you’ve seen a broad conversion of the bid towards
1:46	the rights prices, but the offer is last I looked at it was three or

1:52	four dollars higher. So, and like you pointed out, it’s on a thousand shares. I think the other day, one share traded.
1:58	So, you know, it’s I think it’s not irrational, but it’s also not
2:04	meaningful. So, the rights give you access to what? If you have one right, that means
2:10	what? It’s a it’s a 10 to one conversion. So, you need 10 rights to convert to one share at closing.
2:17	Interesting. Okay. So those are those are the ones that I think are
2:22	still not pricing in the lack of deal risk at this
2:28	stage. You you’ve got a lot of a lot of uh companies well Chinese companies that
2:33	have no deal in place that are trading at 25 cents. U so you know it’s uh or Chinese
2:39	sponsors I should say. So I don’t think it’s really a reflection of what the quality of the transaction is. I
2:44	think it’s just the fact that this is a very tight deal that we are completely funding. Uh there’s no outside capital
2:52	that’s going to be coming into it and nobody really knows the story yet. So I think that’s where the opportunity is.
2:58	Okay. But you said the merger vote already happened. The redemption
3:04	period has already passed. So when does the ticker symbol change to fuse? So we’re we’re going through the NASDAQ
3:11	uplift application right at the moment. Uh, so we’re anticipating, and there’s no guarantee of this, it’s
3:17	all up to NASDAQ how quickly this gets processed, but we’re anticipating it’s in about two weeks.
3:22	Two weeks. Okay. Is there a reason for that delay? I noticed you have an F hanging on here at the end um of the
3:29	ticker symbol like because usually I see these ticker symbols change like a day or two after the vote. Why is this
3:35	taking longer? So, so we got the fund or the SPAC went down to OTC
3:44	back in January when it hit its three-year uh three-year period. Uh so
3:49	we’ve been working on getting all the financials cleaned up and the S4 cleaned up and SEC approval for the last
3:56	few months and it’s been trading on the OTC since then. So really that’s a
4:02	reflection of what it’s been since January. And when it gets uplifted back
4:08	to NASDAQ in a few weeks, that’s when it’ll go back to having a new ticker
4:13	with uh with Fuse. I got it. Okay. So in a few weeks, we’ll drop the F and it’ll just be Fuse.
4:19	Yeah. Right. And then these warrants will give you I mean the rights. So I mean
4:25	according Yeah. So 10 of them give you one share, right? Um correct. could be a very interesting

4:31	situation. Let’s find out a little bit more. So before I get to Sameer, um so
4:37	why don’t you what can you tell us about the after the redemption period like what the shares outstanding and the cash
4:43	balances now for the company for fuse? What are they going to have in terms of outstanding shares and cash balance?
4:52	Me or Charlie? Oh, I was asking Charlie, but Mr. Sameer, I guess that I’m sorry. Yeah. Okay. said
4:58	I can answer that question. There’ll be approximately 26 million shares outstanding uh after the
5:05	transaction happens. Uh the there’ll be 20 million rollover shares that that
5:12	put into that go into the company uh or the previous shareholders of the
5:17	company. uh you you’ll end up with about uh 4.7
5:25	something like that on the uh that that were related to the sponsor and 1.9
5:30	million rights. Sorry.
5:36	So what’s that translating to for total outstanding? I’m just trying to calculate what the valuation is at here at at $2.
5:44	Yeah, it’ll be about 26 and a half million shares total. 26 and a half million total. All right. And I missed
5:49	the cash balance of again for four months. He should end up with a
5:54	cash balance of about $8 million, something like that. 8 million. Okay. So then we’re talking
6:01	about at 256. If he can get it at 256, maybe won’t be able to. I don’t know
6:06	with that spread. That’s why I understand now why you’re talking about the rights offer maybe a better
6:12	situation. Um, so, uh, 2026 million
6:17	about 67 million valuation, 8 million cash. Got it. All right. So, that’s the
6:23	situation. We’re talking about Fuse going to be Fuse in a couple weeks. Coming in at a 67 million valuation,
6:31	which you can actually get via the rights. Uh, it’s hard to get. You can’t get it through the common shares. Now, I
6:36	get it. But if you buy those rights at 25 cents, you’re basically buying Fuse at a 67 million valuation. I got that
6:44	whole story. Everything’s approved. Just waiting for NASDAQ two weeks from now and you’re trading under Fuse. Anything
6:50	I missed there from a structural point of view, Charlie? I don’t think so. I think I think it’s just pro probably important to note that
6:57	uh this transaction is being funded pretty much internally by my firm. Not pretty much entirely by my firm. So, we
7:04	haven’t gone to outside capital. So you don’t really have what I would describe as a a third-party benchmark on
7:11	valuation uh at this stage other than what the what the market is reflecting and I don’t think the market is
7:17	reflecting anything that’s really anything other than technical at this point.

7:23	Okay. And actually before I go to Sameer, you just mentioned valuation. I would love your perspective on on valuation
7:30	like why you know how you came to this the 200 million implied equity value
7:35	when the deal was made and now it’s 67 million you know what you think of that you know is that the right right price
7:41	at this point or was it 200 million? So talk to me about valuation how you arrived at these numbers and what you
7:47	think it should be valued at. I’m sorry I’ll get to you. I promise Sameer. Okay go ahead Charlie. Sure. I think some
7:54	of this I got to be slightly careful of on on MNPI, but effectively
8:00	we are professional fund managers. We run we’re a boutique investment management shop that runs institutional
8:07	money for long only equity and emerging markets. And there’s a Sameer is
8:12	a US company but has a some origin in Nepal. So that’s why it generally fits
8:17	for our funds. Uh we went into this wanting to to uh disintermediate the IPO
8:26	market in some of the some of the stock markets that that we operate in in the sense that in the Blackstones of the
8:33	world, the big investment managers get the IPO uh allocations and
8:38	even though we’re dedicated, we’ve been we’ve been kind of lost in the woods sometimes. So, we thought we had a
8:44	chance of being early in helping guide uh a company through the capital markets process. Uh and and Sameer’s
8:53	company is effectively in our opinion a bet on the founder, the growth potential
9:03	and the market itself from a macro standpoint for AI products and services.
9:09	So, it’s a small company. Um it’s you know micro caps always end up
9:15	with uh uh pricey uh forward-looking
9:21	uh uh PE ratios. Uh but we think that that he’s going to grow into his
9:27	valuation very quickly once this deal once this deal is finished. The the
9:33	opportunity set is enormous for AI right now. you’ve got a macro trail uh
9:38	tailwind that you the big beautiful bill is uh has uh created an environment
9:44	where you’ve got some better predefined rules in the AI space. Uh Sameer’s company does not does is not in
9:52	the generative LLM uh AI space which is eating up gobs of capital. he can turn
9:59	this on very quickly now that he’s got a public listing or on the verge of getting a public listing and he’s got
10:05	fantastic growth potential and so we saw it as an opportunity to get in at a
10:12	at a very cheap level as a sponsor. We put uh pre uh pre committed
10:20	capital in place for him since we signed the deal. And uh you know, our view of
10:27	valuation is that you’ve got a multiple on the upside. And we put a $200 million valuation on there. Is is that what it’s

10:33	worth today? I think the market can be the judge of that. Uh but I think the uh
10:38	the opportunity for him to grow well in access to that in the next couple years is solidly in place and the
10:45	foundations are there. Okay, great. Thank you Charlie for that and stick around. I’m going to come back
10:51	to you. Um let’s head on over to Sameer Masky, founder and CEO of
10:58	a disclaimer as all of our interviews do with CEOs. Um, it is a a paid sponsor uh
11:05	position and I currently disclaimers, I do not currently have any of these shares and uh I don’t limit myself to
11:12	not being able to trade. You know, I’ve interviewed a lot of CEOs and I often own the stock and sometimes they’ll buy it even during the
11:18	interview. All right, so uh we’ll see if I do that. I’ll uh make sure to make that disclaimer. All right. Uh Sameer, uh
11:25	let me just uh I have a little before you start just to set you up. It says, “Fuse Machines builds enterprise AI
11:32	software and services, including AI studio tools, engines, and implementation services aimed at
11:38	automating workflows and augmenting decision-making for large corporate clients. They operate a products and
11:44	solutions model rather than pure AI staffing with offerings designed for faster adoption and scaling. Okay. Um,
11:50	now what I want to talk about before we get into your product and why you think
11:56	you might succeed there, I want to hear about you, Sameer. Um, tell us where this
12:01	when you got when you started this company. Uh, when you know just the how
12:07	it started, why you started it, where you’re located, kind of like the logistics and the background before we
12:12	get into anything about the product. I just want to hear the logistical information about the company right now.
12:18	Sure. Sure. I’ll so the company I started the company in 2013 um in the
12:24	beginning of 2013 and by then uh when I started I already had been in AI space
12:30	for you know now like 12 years or so. So I’ve been doing AI for almost 25 years.
12:37	I built first Nepali to English speech to speech translation system in 2000
12:42	when I was undergrad built Nepali speech synthesizers released as open source been so been doing AI for many many
12:48	years and you know the world had changed before when we go to AI conferences it was just PhDs and researchers like us
12:55	but now has become different so lot of background on AI and uh I after getting

13:02	a PhD at Columbia University in AI went and worked at IBM Watson where I was part of the research stuff
13:09	then left all that and you know do you work on any weather channel stuff over there
13:14	that’s where I’ve seen Watson that’s what you open the weather app it says powered by IBM Watson that’s all I
13:20	know there I was working on a deep question answering systems and
13:26	Speech to speech translation systems um and then uh left all that to start uh fuse
13:34	machines uh and also started teaching at Colombia various courses such as deep learning, generative AI and so forth. Um
13:42	and in the beginning of 2013 when I started it was you know uh the view that there’s a lot of research that’s done in
13:50	AI uh and many of it has been sitting in the labs. Uh I had a deep expertise in
13:55	AI particularly in natural language processing. So based on all the learnings I’ve had uh what can I take it
14:01	to the market and build a product uh based on the skills I have and that’s how the company got started and our
14:07	first product line was a customer service automation platform uh that we launched um for customer service
14:14	and where where are you located the office oh so we’re located in New York uh we
14:19	have Oh really York New York oh so we are near Penn Station are you kidding wow I’m from New York I
14:26	used to live right near Penn Station for a while. Oh, okay. It was crazy. 43rd and 9th, right by the
14:33	Lincoln Tunnel entrance. Okay. Yeah, we are right now on 30th Street. Where are you?
14:39	We are on 30th Street. Uh 30th Street. Okay. And is that where you’ve been since 2013?
14:47	Uh no. Uh obviously in the very beginning uh it was when I founded the company there was no other employees,
14:53	right? So Okay. unlike and in Manhattan there are no garages so it’s in the apartment. So
15:00	that’s how it got started. Um and then as I hired people uh we uh rented an
15:06	office and we’ve moved around the office quite a bit from Midtown to Soho area
15:11	and so forth. Um that’s always been always been in Manhattan. It’s always been in Manhattan.
15:16	Okay. And and how many employees they have now? Uh so in total we globally so we are
15:22	headquartered in New York. We have a big presence in Nepal. So I grew up in Nepal and came here in college in scholarship.

15:28	Okay. Uh so we have a connection with Nepal where I grew up and we have a big
15:33	presence in Nepal with about 300 employees there or so. You have 300 employees in Nepal.
15:40	Yes, we do. We do a lot of them AI engineers. So uh basically uh one of one
15:47	of the one of the big assets we have what I would like to say is right now with all the talent in war we’ve had a
15:54	almost a secret sauce of running AI fellowship programs in underserved communities like Nepal Latin America
16:00	where we have trained up a lot of AI engineers um who to whom we provide
16:07	almost a one year of training and get them ready for uh being able to
16:12	implement extremely complex AI systems. So we have a big presence in
16:17	Nepal with 200 plus engineers. We haveengineers in Latin America as well.
16:23	50 plus engineers. What kind of staff you have in Manhattan? Uh about 30 or so
16:29	in North America. Yeah. So it’s a pretty pretty nice size little company here. How have you been funding all this since uh Charlie came in your
16:36	life? And in fact, you didn’t get you don’t get his money yet, right? Do no. Do you get the money? When do you get his money? Did he get the money?
16:43	Charlie, you can He’s gotten some of it. He’ll get a a big chunk at closing
16:50	again. Okay, great. So, how have you Well, didn’t the deal close? We’re just waiting for the uplifting or no, there’s
16:56	still a uh It technically will close when the uplift happens. I mean, that’s when it
17:01	when the when the deal actually happens, but it’s been approved. All the shareholder votes.
17:07	I got it. It’s just being delayed because you got to uplist to NASDAQ until the about it. Okay. So, how have
17:13	you been funding this? You’ve been do I mean 12 years in business, 330 employees, it sounds like uh maybe more,
17:19	I don’t know, but between New York and Nepal at least. So, how are you funding this until now?
17:24	Um, so in the very beginning, we had some angel investors right in 2013. Then we did a seed round and then we did
17:31	couple seed rounds with venture capital firms and private equity funds. Uh, we’ve always been extremely capital
17:37	efficient. um uh where we’ve uh the growth has been fueling uh the further
17:44	growth where the revenue has been fueling the growth. So uh yeah we’ve raised a bunch of rounds over the last
17:50	10 years but not a lot. Okay. And and what’s the when did
17:55	we start recognizing revenue? You started in 2013. How long did it take till you got your first dollars in?
18:03	The first dollar was in 2013 itself. our first deployment the customer service automation was with uh New York City

18:10	government right off the bat um and but coming from academia and you
18:16	know has being a first and founder I had to learn how and how hard enterprise sales is and now I have and over the
18:23	last four or five years that’s when most of the growth happened okay um with a very strong trajectory for
18:28	growth which we which I believe is going to go further uh the growth will get
18:34	even higher with all the capital that Charlie is about to provide to us andwhat can he tell me about the
18:40	the revenue uh growth rate? What are you at now? What’s the most recently reported revenue number?
18:47	So 2024 was $8.8 million uh of recognized revenue uh which was about
18:54	18% growth uh from 2023. Um and over the last couple years especially we have
19:01	spent a significant amount of resources and money on trying to improve the
19:07	product which is the AI studio which allows us to build industry specific problem specific solutions.
19:13	Sorry I sorry I’m taking notes because this is very interesting to me but in 2020 you said the growth rate over 2023
19:19	was how much? 18%. 18%. Okay. Got it. Sorry. Go on.
19:25	And that’s when uh that’s without a lot of capital to use on sales and marketing, right? Um we haven’t had a
19:32	lot of capital on sales to spend on sales and marketing yet. Plus, we were also improving the product line,
19:38	particularly AI studio and AI engines over the last two three years. Now we at this inflection point where we have a
19:45	product market fit. The product has matured enough where some of the enterprises are looking to buy more than
19:51	one engine. Um and the capital is about to come in. So with that combination of
19:57	fuel with uh the product maturity uh we expect a lot higher growth than 18%
20:02	growth. Okay. Andhave you reported anything in 2025? Any quarterly reports uh since
20:08	that 8.8 million in 2024 that you talked about? Yeah, we reported a Q1 numbers uh
20:15	Q1 numbers and Q1 to Q1 from 2020 uh 4 to 2025 the growth was about 6% I
20:23	believe. Okay. And what was that? The total revenue was just just the quarterly revenue was
20:30	uh I have to look up the numbers, but about $2 million. About 2 million. Okay, that makes sense. All right. And then um when when do you
20:37	report the Q2 number? Uh the soon uh I think when we
20:44	you’re going to wait for the fuse ticker first. Yeah. When the ticker changes, we have to file the super 8-K. I think that’s
20:49	where the I think that makes sense if I’m you know if I’m allowed to advise if you’re allowed to wait that long. I think it
20:56	makes sense cuz you know not just realistically speaking, you know, you’re

21:01	not going to get a ton of traction with the stock until you’re uh uplisted. But you know, I’m happy we’re having this conversation now because there could be
21:07	a lot of opportunity there for those rights that you were talking about the CSLRF. That definitely sounds interesting. But so basically we’re
21:13	talking about in a couple weeks we’re going to go to Fuse. We’re going to get your Q2 numbers. That’s going to be great. And then I’m not saying I’m not
21:19	forecasting this be great. It’s great that you’re gonna report that. And then um so
21:25	uh what I wanted to ask you this. Yes. What how much revenue do you need to get
21:32	to break even? Uh about additional
21:38	uh 2 million to 3 million a year.
21:44	You only need you only need to grow just enough like at 12 million
21:50	12 million annual revenue you’ll be you’ll be a break even. Um so
21:57	if we are just looking at the operational uh without talking about any numbers that’s not um disclosed on the
22:05	on the on the financials uh I would say from a overall
22:10	operational uh expense side you know we are
22:16	I would say a little more I guess four or five million um depending on if you
22:22	look at IITA versus adjusted IITA Okay. I guess what I’m asking
22:27	a little Ben smear being a little bit uh conservative on this, but he has
22:33	burned very little money. He’s been burning $2 and.5 million a year plus or minus $3 million a year in real
22:39	operational real operational expenses. So that’s a
22:47	Okay. I mean that’s pretty impressive. Um is that the same number you’re talking about? maybe another three or
22:52	four million in terms of cash flow. You know what I’m getting at and Charlie you
22:57	can appreciate this. And look, we’ve been we’ve had some very successful uh engagements with a couple companies uh
23:05	with micro caps looking to get their story out there. And the key to getting people interested in in a micro cap is
23:12	having visibility in when you don’t need to hit capital markets um especially on
23:19	bad terms, right? That’s what kills micro caps. It’s like you got to go raise money. Okay, fine. But then you
23:26	they raise money at like a huge discount with warrants and that like kills the capital structure. Like so
23:32	that’s what we want to understand. Maybe I’m going to let Charlie speak to this part a little bit instead of Sameer, but like what how’s that look for someone
23:38	getting into the stock looking at this here? What’s the outlook for like the timeline on when we can get because

23:44	here’s the point Charlie if you’re if a micro cap is in a position where you can say look I’m basically cash flow break
23:50	even right and if you want to now hit capital markets for growth you can get
23:55	much better deals and you don’t have to get warrants you don’t have to get these toxic financing and death spiral
24:01	warrants because you’re profitable or you’re cash flow profitable or cash flow break even or you’re very close to it
24:07	right so that’s what I’m trying to get to it looks you might have that there. I don’t want to, you know, but based on
24:12	what you’re saying, just a few more million revenue. But Charlie, can we speak to that a little bit? Yeah. So, look, I think the capital
24:18	structure of this is looks pretty good compared to a lot of a lot of SPACs coming out of the gate. He’s burning
24:24	very little. He’s going to have enough money to get through 12 to 18 months uh without having to refinance himself.
24:32	he’s got uh an FPA in place for uh another
24:37	3 million shares of placement into the market if that’s indeed what he
24:43	wants to do. Uh the price is currently set at $12 a share. Uh there’s no
24:49	ratchet effects. It’s one of the cleanest FPAs you’ll ever look at. Uh so
24:54	so I think he’s he and and that’s going to allow him to tap the capital markets when and if he needs it for any
25:02	sort of inorganic or or additional organic investment in in sales or or
25:08	marketing or anything else um without having to pay an underwriter without having to go borrow money at at in
25:15	stupid convertible note rates. The one thing that we want as really long-term investors that are going to be holding
25:21	this for the next five to seven years in our funds is we want the same things
25:27	that any other investor wants. We are fully aligned and it we don’t want those
25:34	toxic uh uh instruments in place either. I mean that just kills the performance
25:39	of our vehicles. So you know we’re talking the same language then.
25:45	Yeah. Okay. Great. Do what what’s do you have like a personal stake in the
25:51	company or incentives? What kind of incentives? Yeah, through the transaction. Uh not only
25:59	are funds invested, but I’m personally invested in in in the sponsor equity
26:05	that’s going into this this vehicle. Okay, great. And Sameer, uh are you
26:10	comfortable telling us or maybe it’s public? Probably is. I don’t know like uh what percent of the common shares
26:16	you’re going to be owning here after the deal’s closed. Uh yeah, I think it’s in the
26:22	disclosures as well. I I’ll have about uh 6 and a half million shares or so. Okay. Um
26:29	6 and a half million out of what was it again? 20-26 million. Cool. All right.
26:37	And um I got that. So uh we got a few minutes left and in the last few minutes

26:43	uh I want you to talk about you know the future and you know basically the
26:50	most important thing is like inflection catalyst like are there any big moments
26:56	in the next few quarters you know uh any kind of deal you’re trying to get closed
27:01	or whatever where it’s like oh this is going to propel us to the next level or
27:07	is going to propel us to profitability. Is there anything like that that might happen over the next few quarters and
27:13	and what might that be? Well, that’s that’s one if I can just
27:18	jump in briefly and I’ll let Sameer opine on this as well, but I think that’s one of the ones that we we could talk
27:24	about elliptically. Uh you know, we can’t we can’t say stuff that hasn’t
27:30	been put out into the public uh domain yet. uh but I think there are
27:35	opportunities to look at to grow both organically and inorganically
27:41	in the next in the next year without any sort of issue. I think there are a
27:46	number of things that Sameer is working on but until they are ripe enough to put
27:53	out on a an 8K you know we’ve got to be a little bit cautious about what we say and don’t say. Mhm. And do you need such
28:02	a catalyst uh to get to profitability or are you just going to get there through the organic growth that you’re
28:08	experiencing now? Sameer? Oh, we can definitely get to
28:14	profitability with organic growth. Okay. And uh can you give us a little
28:21	glimpse into what sort of timeline uh based on your growth rate? Uh give us a little guidance uh on you know direction
28:28	on when that might happen. Is that something can happen because you’re not too far. You’re just talk you already
28:33	grew what 16% 2023 to 2024. You need another few million. Is it possible you
28:39	can get to profitability sometime in towards the end of 2026? Um so the as I
28:45	said the growth rate would change as we um as we get the funding right because we haven’t had money to spend on sales
28:52	and marketing at all. We have a very small sales and marketing team. So I’d be able to provide better better
28:59	prediction on the growth rate that turns into when we can get profitability once we have the funding and once the
29:06	money is in and so forth. Okay. But even before that, it sounds like you’re growing organically anyway,
29:12	even without that additional market. We are. We are. Okay.Because if you do that math, like 15% a
29:19	year, uh, if that continues from 23 to 24, even without the marketing boost,
29:25	um, you know, it’s not far off in the is not like something five years
29:30	away. Like you you’re on pace to get towards profitability in in the foreseeable future, it looks like.

29:37	Yes. So, if I can jump in, Ben. So, I think you end up with a situation where he’ll get to profitability in a
29:45	steady state environment without any additional marginal funding. But if he wants to
29:52	change his growth rate from 18% to 45%. Got it.
29:57	He’s going to invest in sales and marketing too and that’ll create a
30:03	a boost in growth, but also a boost in spending. So, you know, you end up with this, you know, catch-up period that
30:09	that may be in place and it depends on how profitable and what the
30:15	um the lag time is on converting new business. Okay. Uh listen, um we’re running a
30:23	little bit late. We’re right at the close. I do have to ask one more question. Uh if you can summarize as
30:28	quickly as you can, Sameer, uh we all love the AI space. We see you do AI but
30:33	what from so a regular person who’s not an AI expert can understand
30:40	what end application um do you facilitate like how do you
30:45	make a difference in in my life your product ultimately what are you facilitating here to happen for the end
30:51	user so our customers are B2B customers who may sell to other businesses or to
30:58	their end users who may be direct consumers and Some examples of the AI engines we have is for example fraud
31:05	detection for travel retail right where it’s looking at coupon fraud or tip fraud very specific fraud related to
31:13	travel retail or it could be another engine which is information extraction from lease agreements um where it is
31:19	extracting uh information extraction with high accuracy to create rent roles for the businesses um that will have a
31:26	downstream effect for the end consumers of those businesses but we are primarily in a business of helping enterprises
31:32	fairly large enterprises to implement AI with our AI studio and services.
31:37	Okay. You familiar with a company publicly traded company called Intellich? Have you heard of them?
31:42	Intelliche. Uh I am not familiar. They do some they do something with fraud detection. They do something with
31:50	fraud detection for banks and social media. I don’t know like verifying identities. I don’t know. And
31:56	they use AI for that. Okay. Anyway, okay. So, I’m not an expert in this stuff. We’ll have to do
32:01	more research on exactly what you guys do, but um my takeaway from this uh is I
32:07	want to reiterate the ticker symbols and everything. So, it’s CSLMF.
32:12	In fact, if you don’t mind before you guys leave, I’m going to I’m going to share my screen here. Um so, we have

32:18	CSLMF is the common shares. In two weeks, roughly when NASDAQ approves it, it’s going to switch to FUSE.
32:26	Yes. Ask is terrible here. It’s 260 by $6. So, you can’t really trade this, but you
32:33	have a liquid way of getting into this stock. It’s CSLRF, which is 23 cents by 27 cents, which is
32:40	the rights to get one share. Are these exercisable immediately, Charlie? Uh, if you own the rights,
32:46	they’re automatically convertible at the time of the closing on NASDAQ. Oh, beautiful. All right. So, so then,
32:52	you know, that’s easy to calculate. Let’s say CSLMF trades at $5 if then
32:58	these should trade at 50 cents, right? It’s a one correct 10 to one conversion. So looks to me personally, look, I’m not
33:03	recommending PE what people should buy or sell. But if you’re interested in this story, if you like what you heard
33:08	over here, I do recommend the way to do it is going to be the rights CSLRF.
33:14	And there might be an opportunity. Maybe we’ll talk more about it in our story trading community as we get closer to uh
33:20	the conversion to uh the ticker symbol FUSE, but there might be uh a rerating
33:26	of the stock a little bit. That tends to happen when you go from OTC to NASDAQ, you tend to get some good spikes in the
33:32	stock. So, if that happens, then you can see a nice return on this CSLRF. I’m not recommending that. Yeah, you got to make
33:38	your own decision whether you want to do that or not. All right. Um and with that, any final words? anything
33:44	important that I missed that either of you want to touch on? No, I don’t think I think the only thing that that you should think about when
33:50	you’re looking at the rights is, you know, you shouldn’t be looking at fuse machines as a PE on its trailing
33:58	numbers. You should be looking at it as something on a projection on it forward-looking numbers. Got it. All right. Makes sense. Thank
34:05	you, Charlie, so much. Thank you, Sameer. Thanks, man. We’ll talk to you next time. By the way, I think we have something.
34:11	I think you’re uh on Wolf Financial next Tuesday. Is that right? That’s right.
34:16	That’s right. So, we’re going to have a conversation with Wolf Financial Tuesday, I believe, at 1:30 p.m. So, if
34:22	you want to hear more, that’s going to be more of a panel discussion with other folks. It’ll be fun. Nice format. So,
34:27	we’ll talk to you then Tuesday at 1:30 p.m. Thank you, everyone. Excellent. Yep. Thanks indeed.